

Philip Michael · 2nd

Entrepreneur | Bestselling Author | Ex-TV Host

New York, New York · 399 connections · Contact info

Real Estate Wealth Ha
How To 10x Your Net



Harvard University

Featured

NYEG
newyorkequitygroup.com

New York Equity Group, LLC (NYEG) is a real estate owner focused on investments in major US markets, including New
Atlanta, Florida and the Midwest.

Experience

Bestselling author
Real Estate Wealth Hacking: How To 10x Your Net Worth In 18 Months
Jun 2018 – Present · 1 yr 10 mos



NYEG
3 yrs 11 mos

Founder
May 2016 – Present · 3 yrs 11 mos
Greater New York City Area

Run a real estate investment fund with holdings across the US and Europe.
https://commercialobserver.com/2017/05/family-office-christmann-gutermann-backs-new-25m-
real-estate-fund/

Startup Investor/Advisor
Jun 2016 – Present · 3 yrs 10 mos
Greater New York City Area

Investor and advisor in early-stage startups in the media, tech and proptech sectors.



Official Member
YEC
Oct 2017 – Present · 2 yrs 6 mos
Greater Boston Area

On Air Personality
TV/Radio
Jul 2014 – Present · 5 yrs 9 mos
Greater New York City Area

- Co-host on SiriusXM's "At The Fights" with Randy Gordon and Gerry Cooney from 2014-2015
- Host on NUVOtv/Fuse's docu-series Knockout
- Host, DMZStream.com



National Editor/Director, Content Strategy
Bisnow
Aug 2015 – May 2016 · 10 mos
Greater New York City Area

Oversaw the national newsroom, editorial recruitment and native advertising department leading up
to the company's $50M sale:

- Helped double traffic (pageviews)   ...see mor

Education



Harvard University
MBA, Marketing
2011 – 2012



Roskilde University
MA, Corporate Communications/Psychology

2010 – 2011



Roskilde University
BA, Journalism/Psychology

Skills & Endorsements

Content Strategy

Start-ups

Editing

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